Exhibit 99.1

Provident Acquisition & Perfect Corp.

Business Combination Announcement

Webcast Transcript

MICHAEL AW, CEO & CFO of Provident Acquisition Corp:

Hello, everyone. We are excited to present our business combination with an innovative software-as-a-service company that is transforming the global beauty and fashion industry with world-class AI & AR technologies.

My name is Michael Aw and I am the CEO and CFO of Provident Acquisition Corp. With great honor and pleasure, I would like to introduce our partners at Perfect Corp, Alice Chang, and Louis Chen.

Alice is the founder and CEO of Perfect Corp. Prior to founding Perfect, Alice served as the CEO of CyberLink, a publicly-listed multimedia and software company on the Taipei Exchange, for 18 years from 1997 to 2015. Before that, she served as the CFO of Trend Micro and an investment consultant at CitiCorp. She holds an MBA from the UCLA.

Louis is the SVP and CSO of Perfect Corp. Previously, he led global strategic partnerships and corporate development at CyberLink for over 12 years. He holds a master’s degree in computer science from the National Taiwan University.

Before we go into the details of our business combination, allow me to give you a brief background of Provident Acquisition Corp. Our team is comprised of entrepreneurs with extensive experience in founding and growing innovative businesses to scale. We have a successful track record of delivering superior returns to shareholders and in successfully investing in technology unicorns across Asia. In addition to our technology knowhow, we have an established network and in-depth domain expertise in the global cosmetics and beauty industry.

Before choosing Perfect Corp. as our business combination partner, we evaluated over 80 other technology companies, but have found Perfect Corp. the most attractive in terms of dominant global market leadership, technology disruption potential, attractive financial profile, and valuation.

I will let Alice give you an overview of Perfect Corp.’s operations and financials.

ALICE CHANG, Founder and CEO of Perfect Corp.:

Thank you, Michael.

Perfect Corp. is a leading provider of augmented reality and artificial intelligence Software-as-a-Service solutions to the beauty and fashion industries. Since our inception in 2015, we have licensed beauty AR and AI SaaS solutions to over 420 beauty brands across over 80 countries globally, covering 19 of the world’s top global 20 beauty groups. Our solutions power over 10 billion annual virtual try-ons of consumer products in merchandise categories including cosmetics, skincare, hair colors, and fashion accessories.

With our industry-leading beauty and fashion database, we maintain strong retention of existing customers and upsell our solutions across product divisions and geographic regions. For our top 100 beauty brand clients, our average net dollar retention rate is 155%, and our annual retention is 94%. Through a combination of new customer acquisition and upselling to existing customers, we generated a 63% revenue CAGR from 2018 to 2020 while maintaining an efficient cost structure, as evident by our Customer Lifetime Value to Customer Acquisition Cost ratio of 8.4x, which we believe compares very favorably to our peers.

Within a short 6-year time span, we have grown our company by leaps and bounds. As we introduce innovative AR and AI technologies to the market, our client roster continues expanding. We now serve over 420 brands globally. Meanwhile, as we extend our virtual try-on categories from cosmetics, skincare, and hair color, to now cover eyewear, fashion, jewelry, and accessories, our SKU database also keeps growing. Our database currently houses over 370 thousand SKUs, and that number is rapidly growing. This also serves as one of our key differentiators and business moats, as it is not something anyone can replicate overnight, and why many of the global tech giants have chosen to partner with us rather than compete with us, which I will go into more detail later.

Our proven technology and track record of servicing the world’s leading brands have earned universal endorsement, as evidenced by our roster of world-class strategic investors including Goldman Sachs, Snap, and Alibaba.

So why would the world’s top beauty brands choose Perfect Corp.? This is simple. It is because Perfect has a proven and easily quantifiable track record of value creation for our clients. By leveraging technology to eliminate time constraints and physical distance, we bring consumers and brands together, anytime, anyplace. As a result, we help customers improve consumer engagement by every metric we have tracked, including time spent on site, add-to-carts, and purchase conversion. Most importantly, we increase sales, which one of our key clients has reported to be up by 85% since engaging Perfect.

So, what makes our AR and AI solutions so appealing and attractive to consumers during their shopping experiences?

First, because it is convenient. Consumers can try on cosmetics, skincare, eyewear, and a slew of other products instantaneously, anytime and anywhere, without time or physical constraints. They can effortlessly try on new looks with a simple finger tap. Gone are the days of sitting at a mirror, spending 10 minutes putting on foundation and lipstick, 5 minutes wiping them off if you don’t like the look, then another 10 minutes putting on a different set of cosmetics.

Second, because it is personal. With our solution, consumers are in the driver’s seats of their own shopping experience. What looks good in a magazine or a catalog may not look good on you. Consumers want to buy products that work the best for their own unique skin types, skin tones, and hair styles. Our solution allows consumers to see what products look like on them, and not on a magazine model.

Third, because it is fun and enjoyable. With our AR and AI-powered SaaS solutions, we combine shopping and entertainment, which we call shoppertainment. With a simple swipe, consumers can experiment with an endless array of looks, ranging from professional to bohemian, from classy to punk, from conservative to rebellious, and from conventional to adventurous. All they have to do is face their phone cameras and virtually try on beauty and fashion products of their heart’s desire. With our AR and AI solutions, consumers can painlessly try on products that they may never dream of wearing in real life, such as a sky-blue hair color or a cabbage green lipstick.

Fourth, because it is omni-channel, it is everywhere. Consumers no longer have to limit their shopping experience to any single retail channel. Instead, they want access to a wide variety of shopping formats, including in store, online, and mobile. They also want a consistent experience across all channels, including physical stores, company websites, e-commerce apps, social media, short video, livestreaming, and their own mirrors. For example, while consumers are watching videos on YouTube or checking out the latest post from their favorite KOL on Instagram, they can simply turn on their mobile phone camera to try on the same products and see how it matches with their own facial aesthetics, regardless of differences in skin type, pigmentation, and hair styles.

As an investor, why should you consider investing in Perfect Corp.? There are quite a few good reasons.

1.	We are the market leader in transforming the consumer shopping experience through AR and AI technologies.

2.	We empower our large and loyal client base of the world’s leading brands to increase sales.

3.	We have a track record of success in delivering value for our clients

4.	We show strong revenue growth and expanding profit margins.

5.	We have a professional management team with demonstrated execution capabilities.

We are also the recognized market leader in providing AR and AI SaaS solutions to beauty brands. We serve 19 out of the top 20 beauty groups.

As beauty brands derive an increasing portion of their sales from online channels, their demand for our SaaS solutions grows in tandem. It is estimated that beauty brands’ revenue contribution from online channels have increased by over 2.4-fold in the last 2 years. The COVID-19 pandemic has accelerated the migration and habit formation of consumer shopping to online channels, which in turn fuels the long-term demand growth for our solutions.

Virtual product try-ons are now a necessity for beauty brands that want to retain their customers and engage them digitally, especially Gen-Z customers who grew up with mobile devices.

As we serve an increasing number of brands and consumers, we have accumulated the beauty industry’s largest database, which helps us continually improve our technology and services. As a result, we exhibit strong upsell, as evident by our increase in recurring revenues from clients by multiple folds over time. Our average Net Dollar Retention Rate was 155% between 2018 to 2020, which is very strong for a SaaS company. Our clients also increasingly rely on us over time, which has manifested through our 94% average annual client retention rate from 2017-2020.

Not only are beauty brands attracted to our solutions, but e-commerce, social media, and entertainment platforms are also flocking to us for strategic partnerships. Our solutions are now integrated into the world’s leading internet platforms including (i) Google’s Search and YouTube, (ii) Meta’s Instagram, (iii) Snapchat, (iv) Alibaba’s Taobao and Tmall and (v) WeChat Mini-Program. This means that Perfect offers beauty brands one-stop AR solutions for all the relevant global online platforms to attract, engage, and retain their consumers.

Our integration with the world’s most popular technology and consumer platforms has furnished us with a high barrier to entry to fend off potential competition, as it will take substantial R&D and time for any new market entrant to replicate what we have accomplished.

The cornerstone of our competitive advantage is our technology prowess in AR and AI. Our intellectual property is protected with 44 patents and patents pending. Our 200-point real-time facial landmarks and real-time live 3,900-landmark 3D mesh makes our tracking extremely accurate and life-like, regardless of user movement. We support more than 10 makeup textures and 90 thousand skin tones, far more than anyone else in the industry. We painstakingly built this capability through 10 million training data sets. This is something that takes a long time to acquire and cannot be replicated overnight, which serves as one of our key business moats. Our technology uniquely enables us to serve users of all the ethnicities and skin tones, empowering world-class brands to do business around the world.

While we execute our corporate mission of powering the digitalization of the beauty industry, we also give priority to our ESG initiatives. In 2021, our virtual try-on technology was named the Green Product of the Year by the Business Intelligence Group’s BIG Award for Business for its impact.

Our technologies are inherently friendly to the environment. By reducing product waste, preventing overconsumption, and reducing product returns and packaging waste, we minimize cosmetics and skincare products’ negative impact on the environment and support the beauty industry’s eco-friendly practices. Our technology not only has a direct impact on the sustainability of the industry as a whole, but also empowers our partner brands to achieve their ESG goals and extends the market reach of environmentally conscious brands to solicit widespread consumer support.

Our technology is also highly adaptive and extensible, paving multiple growth avenues for our business.

First and foremost, is to deepen our penetration within the top 20 beauty groups by effectively cross-selling and upselling additional SaaS solutions to sister brands within the groups. As we enable more SKUs across all merchandise categories, we envision tremendous potential for revenue growth from existing customers.

Second, we can expand our market reach and capitalize on the long tail of independent beauty brands, which remains a largely untapped market opportunity for digitalization.

Third, we can extend our product capabilities to cover new verticals beyond beauty and fashion. We will explain this in a bit more detail on the next slide.

Fourth, we can pursue synergistic investment opportunities to accelerate our vertical and geographic expansion.

Beyond the beauty industry, we are exploring opportunities in additional verticals including fashion, jewelry, accessories, apparel, hair salons, dentistry, cosmetic surgery, live streaming, and video conferencing, which represents significant white space for AR and AI technology adoption. Our technological focus to date is on the human face, which is by far the most complex and technologically demanding given our natural-born visual sensitivities. With leading technology on the human face, we can easily expand into other verticals and offer a complete solution. For example, we can instantaneously combine facial makeup with fashion apparel for a complete look. This is not something that our peers who began in fashion or other verticals can do.

Supported by our advanced technology and meticulous execution capabilities, we have been able to produce a track record of generating strong organic growth while maintaining a very efficient cost structure. We achieved a 63% revenue CAGR from 2018 to 2020, and are expecting to achieve a 42% CAGR in revenue from 2021 to 2023. At the same time, we have maintained a high gross profit margin of around 94%. We expect to achieve over $100 million dollars in revenue while exceeding a 30% adjusted EBITDA margin by 2024.

What makes our company strong is our people. We have an executive team with extensive experience in technology development, business operations, and financial management. In addition, many of our executives have a vast educational background and work experience in the international markets. With a global vision and a strong dedication, we are well-positioned to capitalize on the tremendous opportunities ahead and generate superior shareholder returns.

With that, I will turn back to Michael to provide transaction details of our business combination.

MICHAEL AW, CEO & CFO of Provident Acquisition Corp:

Our business combination agreement sets Perfect’s enterprise value at $1.02 billion, which implies 16.9x EV/sales in 2022 and 12.0x EV/sales in 2023. Both valuation multiples are at a significant discount to peers.

The transaction is expected to provide Perfect with about $300 million in proceeds, including $230 million currently held in trust by Provident, $55 million from the Forward Purchase Agreement, and close to $50 million from a concurrent PIPE transaction.

Post-transaction on a pro forma basis, existing shareholders will own 72% of the combined company, public investors will own 20%, PIPE investors 4%, and SPAC promoters 4%.

This concludes our announcement and presentation today. We look forward to having close dialogs with you in the future.